

November 20, 2014

Via E-mail
Janet Quick
Senior Vice President and Chief Accounting Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

Re: **Heartland Financial USA, Inc.**
Registration Statement on Form S-4
Filed November 10, 2014
File No. 333-200085

Dear Ms. Quick:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed November 10, 2014

General

1. Please provide page numbers in your amended registration statement.

Coverpage

2. We note the merger consideration is dependent on a number of independent variables (merger costs, executive salaries, etc.) that will remain unknown until right before the merger closes and for which you have not provided a range of expected values. Please revise or provide your analysis as to how the use of this pricing structure, particularly as presented throughout the document, meets the requirements of paragraph 16 to Schedule A of the Securities Act of 1933.

The Merger

3. In order for investors to be able to understand the value of the merger consideration and to make an informed voting decision, please include a single chart in the section regarding merger consideration which encompasses all variables of consideration and provide a cross reference in the Q&A. Please disclose a reasonable range of shares issuable and cash payable as a result of these variables, and clearly set forth all underlying assumptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   <u>Via E-mail</u>
        Thomas Martin
        Dorsey & Whitney LLP